

July 23, 2015

Mr. Matthew F. Hilzinger
Chief Financial Officer
USG Corporation
550 W. Adams Street
Chicago, IL 60661-3676

Re: USG Corporation
Form 10-K
Filed February 12, 2015
File No. 1-08864

Dear Mr. Hilzinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Realization of Deferred Tax Asset, page 39

1. During your March 31, 2015 quarterly earnings call held April 23, 2015, your CFO stated that based on your forecasted profitability in the United States you may release all or a portion of your $1 billion domestic tax valuation allowance by the end of 2015. We note that for the quarter ended March 31, 2015, you decreased your deferred tax asset valuation allowance by $4 million (18% of pre-tax income). Please expand the discussion in MD&A to analyze the factors you considered in evaluating your total deferred tax assets, including the following, as appropriate:

   - Address specific benchmarks or targets that would support your decision to release your valuation allowance back into income in future periods.
   - Include an explanation of the anticipated future trends included in your projections of future taxable income.

- Disclose the amount of pre-tax income you need to generate to realize the deferred tax assets.
- Describe any changes in your tax planning strategies that you believe will enable you to realize certain portions of the deferred tax asset along with the changes in facts and circumstances that prompted you to develop these new tax planning strategies.

Refer to Sections 501.02 and 501.14 of the Financial Reporting Codification and paragraphs 17-23 of ASC 740-10-30 for guidance.

Note 3 – Equity Method Investments, page 57

2. Please clarify how you determined you were not required to record a liability for the second earnout payment under the UBBP joint venture, as well as the expected future accounting and impact on your operations.

Definitive Proxy Statement on Schedule 14A filed April 2, 2015

Compensation Discussion and Analysis, page 22

Annual Incentive, page 29

3. We note your disclosure in footnote (5) to the table depicting Focus Targets for 2014. Please provide us supplementally with a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for your conclusion that disclosure of the targets for U.S. wallboard cost would cause you competitive harm, particularly in view of the fact that the period to which these targets relate has passed. See also Regulation S-K C&DI paragraph 118.04 for additional information on the competitive harm analysis.

Long-Term Incentive, page 32

4. Please help us better understand how the MSUs work. For example, please tell us why MSUs link potential rewards more closely to your enterprise value than options and RSUs, as disclosed on page 32, and why they more effectively deliver long-term compensation to executives using fewer shares, as disclosed on page 23 and 32. Concepts relating to granting, earning and vesting of MSUs and/or common stock are also somewhat unclear in the disclosures at the bottom of page 32.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence Pam Long, Assistant Director, at (202) 551-3765 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief